Exhibit 99.48

PRESS RELEASE

Monday, October 15, 2007

Inter-Citic Reports On 34 Diamond Drill Holes at Dachang Including a Best Result of 28 Metres Containing 6.77 GPT Gold. 500 Metre Step-Out Trench Also Yields 28 Metres of 9.11 gpt Au.

Step-Out Drill Program and In-Fill Program Continues to Yield Very Encouraging Results.

October 15, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the fourth set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

This news release provides results from 4,495 metres of a 30,000 metre drill program in the Dachang East area of Inter-Citic’s Dachang gold project. The Company has now reported results from approximately 15,000 metres of drilling, or almost half of 2007’s drill program. Maps of the property showing the areas of the current drill program described in this release can be found on the Company’s web-site at www.inter-citic.com.

Highlights:

•	33 of 34 drill holes reported in this release returned mineralized gold zones, with aggregate widths up to 32 metres within potential open pit depths.

•

Trench number TC-1401 returned 28 metres of continuous mineralization with an average gold grade of 9.11 grams per tonne gold. Trench TC-1401 is located on-strike and 1,200 metres from the eastern extent of the Dachang Main Zone’s current resource area, and 500 metres east of the most easterly diamond drill section on the Dachang Main Zone extension.

Dachang Main Zone Infill Drilling

•	Drill hole CJV-214, intersected 11 metres of continuous mineralization averaging 6.04 grams per tonne contained gold.

•	Drill hole CJV-218, intersected 28 metres of continuous mineralization averaging 6.77 grams per tonne contained gold.

•	Drill hole CJV-225, intersected 26 metres of continuous mineralization averaging 3.03 grams per tonne contained gold.

•	Drill hole CJV-228, intersected 11.5 metres of continuous mineralization averaging 4.69 grams per tonne contained gold.

Dachang Main Zone Extension Drilling

•	Drill hole CJV-215, intersected 24 metres of continuous mineralization averaging 2.29 grams per tonne contained gold.

•	Drill hole CJV-224, intersected 10.5 metres of continuous mineralization averaging 4.79 grams per tonne contained gold.

•	Drill hole CJV-227, intersected 20.5 metres of continuous mineralization averaging 3.91 grams per tonne contained gold.

•	Drill hole CJV-230, intersected 7 metres of continuous mineralization averaging 4.24 grams per tonne contained gold.

•	Drill hole CJV-236, intersected 14 metres of continuous mineralization averaging 2.56 grams per tonne contained gold.

Placer Valley Drilling

•	Drill hole CJV-221, intersected 8 metres of continuous mineralization averaging 3.93 grams per tonne contained gold.

Infill holes on the Dachang Main Zone are testing continuity of part of the Company’s NI 43-101-compliant resource area which hosts an Inferred Mineral Resource Estimate of 14.8 million tonnes grading 3.71 gpt Au (approximately 1.8 million oz Au contained) as described in the Company’s press release of March 20, 2007.

Drill holes reported in this release on the Dachang Main Zone Extension and the Placer Valley Zone tested areas outside the limits of the resource blocks in the company’s current DMZ resource estimate.

Utilizing both 40 and 80 metre step-outs, the Company has now drill tested approximately 700 metres of surface strike of the DMZ extension. On each section 3 to 5 holes are drilled to test the structure to a maximum vertical depth of 175 metres.

Four diamond drills are now deployed at Dachang. Currently two are continuing to work on the DMZ extension. Two drills are now conducting infill drill work on the known DMZ resource area. Drill core recovery has averaged in excess of 90%. With four drills operational, the Company is now averaging in excess of 200 metres per day of drill core productivity.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Location & Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-211	DMZ	180 / -64	24.0	27.0	3.0	1.08
	4900		38.9	40.5	1.6	7.79

CJV-212	DMZ	180 / -50			No significant assays reported
	4300

Diamond Drill Hole (DDH) Number	Location & Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-213	DMZ-I	20 / -45	20.0	23.0	3.0	3.31
	9700

CJV-214	DMZ-I	20 / -45	52.0	63.0	11.0	6.04
	9700		70.0	71.0	1.0	1.42

CJV-215	DMZ-X	180 / -45	12.0	15.0	3.0	6.53
	5100		82.0	83.5	1.5	0.64
			88.0	102	14.0	2.29
			106.0	107.0	1.0	0.95
			110.0	111.0	1.0	1.00

CJV-216	DMZ-X	20 / -45	19.5	21.0	1.5	1.31
	4100		82.0	84.5	2.5	8.78

CJV-217	DMZ-X	200 / -62	23.5	24.5	1.0	0.71
	3500		61.7	62.8	1.1	1.98

CJV-218	DMZ-I	20 / -67	63.0	67.0	4.0	2.13
	9700		73.0	101.0	28.0	6.77

CJV-219	DMZ-I	20 / -45	100.0	104.0	4.0	2.07
	9700		134.5	135.5	1.0	0.72
			150.5	157.5	7.0	1.15

CJV-220	PVZ	20 / -45	5.0	6.0	1.0	2.20
	4100		23.7	26.7	3.0	3.34
			91.4	92.4	1.0	2.25

CJV-221	PVZ	20 / -45	41.0	49.0	8.0	3.93
	3500		90.0	92.0	2.0	1.73
			116.5	121.0	4.5	3.88

CJV-222	PVZ	20 / -45	15.5	18.7	3.2	1.40
	3900		45.5	47.5	2.0	4.17
			56.0	57.0	1.0	2.15
			103.0	104.0	1.0	1.27

CJV-223	DMZ-I	20 / -65	106.0	107.0	1.0	0.56
	9700		150.0	154.0	4.0	1.77
			161.0	162.0	1.0	1.47
			168.0	169.0	1.0	2.32
			174.0	176.0	2.0	1.51
			187.0	195.0	8.0	1.48

CJV-224	DMZ-X	20 / -45	13.5	15.5	2.0	2.00
	2900		19.5	30.0	10.5	4.79
			34.0	44.5	10.5	2.28
			49.0	51.0	2.0	0.54
			57.0	58.0	1.0	0.55

Diamond Drill Hole (DDH) Number	Location & Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-225	DMZ-I	20 / -45	49.0	52.0	3.0	1.91
	9500		58.0	84	26.0	3.03
			89.0	91.0	2.0	1.63

CJV-226	PVZ	20 / -70	22.3	23.3	1.0	0.67
	3900		37.0	38.0	1.0	1.14
			42.0	44.0	2.0	2.28
			52.0	53.0	1.0	1.43
			105.0	108.0	3.0	1.05

CJV-227	DMZ-X	20 / -65	26.5	47.0	20.5	3.91
	3500		64.5	66.0	1.0	0.60

CJV-228	DMZ-I	20 / -71	26.0	27.0	1.0	0.82
	9500		57.0	58.0	1.0	2.01
			70.0	71.0	1.0	2.74
			78.0	86.0	8.0	1.46
			107.5	119.0	11.5	4.48
			136.0	138.0	2.0	2.22

CJV-229	PVZ	20 / -45	8.0	12.0	4.0	0.89
	4300		87.5	92.3	4.8	1.18

CJV-230	DMZ-X	20 / -60	152.0	159.0	7.0	4.24
	9500		164.0	165.0	1.0	0.52
			169.0	171.0	2.0	0.78
			174.0	176.0	2.0	2.70

CJV-231	PVZ	20 / -75	8.5	10.5	2.0	1.19
	4300		68.5	69.5	1.0	1.32
			77.8	78.8	1.0	0.57

CJV-232	DMZ	20 / -45	11.5	13.5	2.0	2.92
	2100		22.5	25.5	3.0	2.82
			29.5	34.5	5.0	2.69
			86.5	87.5	1.0	0.94

CJV-233	DMZ-I	20 / -45	21.0	22.0	1.0	0.52
	10300		27.0	28.0	1.0	0.74
			38.5	39.5	1.0	0.61
			46.5	48.5	2.0	4.80

CJV-234	DMZ	20 / -70	28.5	32.0	3.5	4.45
	2900		43.0	44.0	1.0	2.63
			54.5	55.5	1.0	0.53
			106.5	108.5	2.0	2.12

Diamond Drill Hole (DDH) Number	Location & Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-235	DMZ	20 / -63	83.0	84.0	1.0	0.85
	10300		101.5	104.5	3.0	2.19
			133.0	134.0	1.0	2.98
			144.0	145.0	1.0	3.09
			152.0	153.0	1.0	1.24
			163.0	163.7	0.7	8.25
			167.7	168.7	1.0	1.07
			180.0	181.0	1.0	0.87

CJV-236	DMZ-X	20 / -45	17.0	31.0	14.0	2.56
	11100		39.0	40.0	1.0	0.62

CJV-237	PVZ	20 / -50	11.0	12.0	1.0	1.29
	3500		28.0	29.0	1.0	0.59
			40.0	41.0	1.0	0.74

CJV-238	DMZ-I	20 / -45	10.0	11.0	1.0	1.05
	11300		17.0	22.0	5.0	0.89
			31.0	38.0	7.0	1.56
			47.0	48.0	1.0	1.37

CJV-239	PVZ	20 / -45	11.0	14.0	3.0	9.04
	3400		20.0	21.0	1.0	0.58
			24.0	25.0	1.0	1.60
			70.0	71.0	1.0	0.86
			79.0	81.0	2.0	1.14
			88.0	89.0	1.0	0.72

CJV-240	DMZ-X	20 / -45	9.0	10.5	1.5	0.73
	3300		15.0	16.0	1.0	1.05
			18.5	29.5	11.0	3.31
			33.8	38.6	4.8	2.63
			92.0	93.0	1.0	0.63
			98.0	99.0	1.0	1.48
			103.0	104.0	1.0	0.87

CJV-241	DMZ-I	20 / -50	35.0	40.0	5.0	1.70
	11300		46.0	51.0	5.0	4.13
			54.0	55.0	1.0	2.03
			60.0	61.0	1.0	1.39
			65.0	70.0	5.0	6.24
			141.5	142.5	1.0	1.07

CJV-242	PVZ	20 / -75	5.0	6.0	1.0	0.96
	3400		83.0	84.0	1.0	0.56
			103.0	104.0	1.0	0.97

CJV-243	DMZ	20 / -45	22.0	23.0	1.0	1.49
	1700		34.0	36.0	2.0	1.29
			61.5	62.5	1.0	0.53
			139.5	140.6	1.1	1.03

Diamond Drill Hole (DDH) Number	Location & Section	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-245	DMZ-I	20 / -65	32.0	33.0	1.0	0.58
	11300		43.0	45.0	2.0	1.19
			49.0	50.0	1.0	1.04
			54.0	63.0	9.0	1.19
			70.0	77.0	7.0	3.73
			80.0	82.0	2.0	7.87

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ = Dachang Main Zone – A 2km long zone of mineralization defined by the 2006 DDH program

DMZ-I = Dachang Main Zone-Infill – An infill hole drilled on the DMZ

DMZ-X = Dachang Main Zone Extension – A zone of mineralization extending off the eastern end of the DMZ

PVZ = Placer Valley Zone – A south dipping mineralized fault 1 km south of DMZ

Trenching:

The Company has discovered additional highly prospective target areas through trenching. These new trenches are on-strike and 1,200 metres from the eastern extent of the Dachang Main Zone’s current resource area and 500 metres east of the most easterly diamond drill section on the Dachang Main Zone extension.

•	Trench number TC-1401 returned 28 metres of continuous mineralization with an average gold grade of 9.11 grams per tonne gold.

•	Trench number TC-16501 returned 16 metres of continuous mineralization with an average gold grade of 4.53 grams per tonne gold.

•	Trench number TC-22501 returned 15 metres of continuous mineralization with an average gold grade of 4.78 grams per tonne gold.

2007 Drill Program:

The Company is currently focused on new areas of mineralization close to the Dachang Main Zone (“DMZ”) resource area, particularly areas named Placer Valley and the DMZ Extension. A map showing the location of these areas can be found on the Company’s website. Drilling of the DMZ Extension and Placer Valley seems to show a series of stacked thrust faults dipping at between 20 and 30 degrees.

Inter-Citic’s four drills continue to define new zones of mineralization on both the eastern and northern extensions of the DMZ and on the Placer Valley anomaly approximately 1 kilometer to the southeast. The new mineralized zones intersected on the DMZ Extension and Placer Valley are in all cases visually similar to the fault controlled gold bearing sulfide zones that characterize the mineralization in the main DMZ resource. With these positive results, the Company will continue to focus near term drilling efforts in these areas with a view to increasing the Company’s near surface mineral resource inventory. In addition, two backhoes continue to evaluate untested 2006 soil geochem anomalies southeast of Placer Valley and the DMZ. This work also continues to identify new near surface fault zones hosting gossans similar to those that defined the original DMZ discovery.

Sample Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Trench chip-channel samples were taken at geologically established intervals consistent with the width of each mineralized area exposed in the trench. The individual samples collected over the designated intervals are representative of the material for the respective intervals. The sample interval and collection methodology are consistent with industry standards

All trenches sampled were excavated by backhoe and most uncovered broken bedrock at depths of 1.5 to 2.5 metres, which was typically altered and highly deformed sediments. All trenches are mapped in detail and channel samples are taken at one metre intervals across all mineralized zones.

Samples were collected using 1.0 to 1.5 metre chip samples, each weighing approximately 3 to 5 kg. Qualified Chinese geologists and technicians under the direct field supervision of Mr. Garth Pierce, Inter-Citic’s Vice President of Exploration, carry out the trench sampling.

The samples reported in this release sample were secured and transported to the Research Center of Xi’an Institute of Geology and Mineral Resources located in Xi’an, Shaanxi Province, PRC, both independent arm’s length Chinese government laboratories. At each respective laboratory, each sample is dried, crushed and a portion ground to minus 200 mesh. The gold content of each sample was determined by analyzing a 20 gram sample of the minus 200 mesh material through an aqua regia acid digestion and then analyzed for gold using atomic absorption. Accuracy of the results is tested through the systematic inclusion of standards and replicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo, the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.